EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	April 5, 2011

Seabridge Gold Announces Transition in Chief Financial Officer Position

Toronto, Canada…Rudi Fronk, President and CEO of Seabridge Gold, announced today that Christopher J. Reynolds, CGA, 47, will join the Company as Vice President, Finance, Chief Financial Officer and Corporate Secretary effective May 1, 2011. Mr. Reynolds will be replacing Roderick Chisholm, CA who is retiring from these positions after more than 8 years with the Company.

As Chief Financial Officer, Mr. Reynolds will be responsible for financial reporting and controls, treasury management and the Company’s relationships with auditors and securities regulators, reporting to the CEO. Mr. Reynolds has extensive experience in similar positions with other public companies with cross border listings and operations. Most recently, he was Vice President, Finance and Chief Financial Officer for Norsemont Mining Inc. which was acquired this year by HudBay Minerals Inc. Prior to Norsemont, Mr. Reynolds served in the same position with SouthernEra Diamonds Inc. which was purchased by Mwana Africa PLC in 2007. His experience also includes senior positions with Southern Platinum Corp., TVX Gold Inc. and Inmet Mining Corporation.

Commenting on this change, Mr. Fronk noted that “Rod has served the Company in an extremely able fashion, ensuring that our disclosure record has been exemplary. He has agreed to assist Chris in the transition and continue as a consultant to the Company. We are delighted that Chris is joining Seabridge. His experience is precisely what is needed to be effective in these positions and he comes with the highest professional reputation.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net